Via Facsimile and U.S. Mail
Mail Stop 4720

September 10, 2009

Mr. Yan Tsang
Super Luck, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

   Re: **Super Luck, Inc.**
       Form 10-K for the year ending November 30, 2008
       File Number: 0-51817

Dear Mr. Tsang:

   We have reviewed your September 2, 2009 response to our August 11, 2009 letter and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements for the year ended November 30, 2008

1. We have read your response to our comment. Please address the following:

- Please provide us your analysis of paragraph 5 of FIN 46R which tells us why CHML is or is not a variable interest entity.
- If you conclude in the first bullet that CHML is a variable interest entity, please provide us your analysis of paragraph 12 of FIN 46R telling us whether or not you have a variable interest in CHML. If you conclude that you have a variable interest, provide us your analysis of paragraph 14 of FIN 46R telling us whether or not you will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. As part of your response addressing paragraph 14, address your right to receive the majority of the revenue of CHML and how that effects whether or not you will receive the majority of the residual returns.

2. Please revise to disclose all the significant terms of your agreement with CHML.
    In addition, please tell us why you have not filed your agreement with CHML as
    an exhibit.

*   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our
comment. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you
have questions regarding the comment. In this regard, do not hesitate to contact me, at
(202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant